UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 26, 2025, Cemex, S.A.B. de C.V. (“Cemex” or the “Company”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at Cemex’s Ordinary General Shareholders’ Meeting that was held on March 25, 2025.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange. In the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted at the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles), where 42,864´549,735 (forty-two billion, eight hundred sixty-four million, five hundred forty-nine thousand, seven hundred thirty-five) shares, which are equal to 98.48% (ninety-eight point forty-eight percent) of the 43,524’984,744 (forty-three billion, five hundred twenty-four million, nine hundred eighty-four thousand, seven hundred forty-four) shares with voting rights that constitute the capital stock of the Company, were represented.

In relation to the First Item on the Agenda, by majority vote in favor and with the opposing vote of 16´843,723 (sixteen million, eight hundred forty-three thousand, seven hundred twenty-three) shares which represent 0.04% (zero point zero four percent) of the votes present, the following Resolution was adopted:

FIRST: The following is approved:

a) The Chief Executive Officer’s Report regarding the Company’s performance during fiscal year 2024; the Company’s Statement of Financial Position, Income Statement, Cash Flow Statement, and Statement of Changes in Capital, for fiscal year 2024, together with their complementary notes; the Board of Directors’ Report on the transactions and activities in which it intervened during fiscal year 2024; the Company’s Board of Directors’ Audit Committee’s Report, Corporate Practices and Finance Committee’s Report, and Sustainability, Climate Action, Social Impact and Diversity Committee’s Report; the Report containing the main Accounting Policies and Guidelines followed in the preparation of financial information, as well as the Report on the Company’s Tax Situation; and

b) The ratification of all acts and actions carried out by the Chief Executive Officer, the Board of Directors, and the Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact and Diversity Committees of the Board of Directors.

In relation to the Second Item on the Agenda, by majority vote in favor and with the opposing vote of 11´531,545 (eleven million, five hundred thirty-one thousand, five hundred forty-five) shares which represent 0.03% (zero point zero three percent) of the votes present, the following Resolution was adopted:

SECOND: The following is approved:

a) The allocation of profits for the year ended December 31, 2024, including the declaration of a cash dividend, in the following terms:

(amounts in constant millions of Mexican pesos as of December 31, 2023)

Initial Retained Earnings:	$69,627
Declared Dividends in 2024	$(2,027)
Fiscal Year 2024 Earnings:	$17,003

Earnings Subject to Distribution:	$84,603
Dividend:	$(2,666	)*

Remaining Retained Earnings:	$81,937

*

Considering USD $130 million at an exchange rate of MXN $20.5103 per USD $1.00 as of December 31, 2024. This amount will be adjusted to the exchange rate available two business days prior to the payment dates.

The allocation of profits includes the declaration of a cash dividend of USD $130,000,000.00 (one hundred and thirty million U.S. dollars 00/100) payable in Mexican pesos at the exchange rate determined by the Mexican Central Bank (Banco de México) two business days prior to each payment date, for all of the released shares that make up the capital stock on each payment date. The dividend will be paid in four equal installments in USD. The first installment should be paid starting on June 18, 2025 for coupon 155; the second installment should be paid starting on September 18, 2025 for coupon 156; the third installment should be paid starting on December 16, 2024 for coupon 157; and the fourth and last installment should be paid starting on March 12, 2026 for coupon 158.

b) Mr. Rogelio Zambrano Lozano, Mr. Jaime Muguiro Domínguez, Mr. José Antonio González Flores, Mr. Roger Saldaña Madero, and Mr. Guillermo Francisco Hernández Morales are authorized for any of them to present the notices and make the publications required for the declaration and payment of the approved dividend, as well as to determine and update the exchange rate that is applicable for each dividend installment

In relation to the Third Item on the Agenda, by majority vote in favor and with the opposing vote of 15´201,334 (fifteen million, two hundred one thousand, three hundred thirty-four) shares which represent 0.04% (zero point zero four percent) of the votes present, the following Resolution was adopted:

THIRD: The following is approved:

a)

To set the amount of USD $500,000,000.00 (five hundred million U.S. dollars 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources that during fiscal year 2025, and until the next ordinary general shareholder’s meeting is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and

b)

Authorize the Company’s Board of Directors to i) determine the bases on which the acquisition and placement, as may be the case, of said shares shall be instructed; ii) designate the persons that shall make the decisions to acquire or place any such shares or securities; and iii) appoint those responsible for carrying out the transactions and giving the corresponding notices to the authorities. The Board of Directors and/or attorneys-in-fact or delegates appointed at the time, or the persons responsible for such transactions, shall determine in each case, whether the purchase shall be carried out with a charge to stockholders’ equity as long as the shares belong to the Company, or charged to the capital stock, in case it is resolved to convert them into unsubscribed shares to be kept in treasury.

In relation to the Fourth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

FOURTH: The following are designated on an individual basis as members of Cemex, S.A.B. de C.V.’s Board of Directors:

Board Member	Type of Board Member	Votes Against

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Executive of the Company)	497´881,330 (four hundred ninety-seven million, eight hundred eighty-one thousand, three hundred thirty) which represent 1.16% (one point sixteen percent) of the votes present

ARMANDO J. GARCÍA SEGOVIA	Independent Director	563´498,073 (five hundred sixty-three million, four hundred ninety-eight thousand, seventy-three) which represent 1.31% (one point thirty-one percent) of the votes present

RODOLFO GARCÍA MURIEL	Independent Director	931´822,750 (nine hundred thirty-one million, eight hundred twenty-two thousand, seven hundred fifty) which represent 2.17% (two point seventeen percent) of the votes present

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director	926´979,203 (nine hundred twenty-six million, nine hundred seventy-nine thousand, two hundred three) which represent 2.16% (two point sixteen percent) of the votes present

DAVID MARTÍNEZ GUZMÁN	Independent Director	190´874,689 (one hundred ninety million, eight hundred seventy-four thousand, six hundred eighty-nine) which represent 0.45% (zero point forty-five percent) of the votes present

EVERARDO ELIZONDO ALMAGUER	Independent Director	378´802,821 (three hundred seventy-eight million, eight hundred two thousand, eight hundred twenty-one) which represent 0.88% (zero point eighty-eight percent) of the votes present

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of the Chairman of the Board of Directors)	278´287,928 (two hundred seventy-eight million, two hundred eighty-seven thousand, nine hundred twenty-eight) which represent 0.65% (zero point sixty-five percent) of the votes present

RAMIRO GERARDO VILLARREAL MORALES	Independent Director	404´350,695 (four hundred four million, three hundred fifty thousand, six hundred ninety-five) which represent 0.94% (zero point ninety-four percent) of the votes present

GABRIEL JARAMILLO SANINT	Independent Director	313´852,471 (three hundred thirteen million, eight hundred fifty-two thousand, four hundred seventy-one) which represent 0.73% (zero point seventy-three percent) of the votes present

ISABEL MARÍA AGUILERA NAVARRO	Independent Director	109´193,284 (one hundred nine million, one hundred ninety-three thousand, two hundred eighty-four) which represent 0.25% (zero point twenty-five percent) of the votes present

MARÍA DE LOURDES MELGAR PALACIOS	Independent Director	108´562,784 (one hundred eight million, five hundred sixty-two thousand, seven hundred eighty-four) which represent 0.25% (zero point twenty-five percent) of the votes present

ISAURO ALFARO ALVAREZ	Independent Director	266´735,657 (two hundred sixty-six million, seven hundred thirty-five thousand, six hundred fifty-seven) which represent 0.62% (zero point sixty-two percent) of the votes present

Based on the aforementioned criteria and the information provided by each such proposed person, it was determined that no Director designated as Independent meets any of the conditions set forth in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

It was approved that the Directors are exempt from granting surety.

FIFTH: The appointment on an individual basis of each of the following persons, as Chairman, Secretary and Alternate Secretary of Cemex, S.A.B. de C.V.’s Board of Directors is approved, respectively, the latter two without being Directors:

	Position	Votes Against

ROGELIO ZAMBRANO LOZANO	Chairman	497´881,330 (four hundred ninety-seven million, eight hundred eighty-one thousand, three hundred thirty) which represent 1.16% (one point sixteen percent) of the votes present

ROGER SALDAÑA MADERO	Secretary	11´579,198 (eleven million, five hundred seventy-nine thousand, one hundred ninety-eight) which represent 0.03% (zero point zero three percent) of the votes present

GUILLERMO FRANCISCO HERNÁNDEZ MORALES	Alternate Secretary	6´745,022 (six million, seven hundred forty-five thousand, twenty-two) which represent 0.02% (zero point zero two percent) of the votes present

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

SIXTH: The appointment on an individual basis of each of the following persons as members of the Audit Committee of Cemex’s Board of Directors is approved:

Board Member	Votes Against

RAMIRO GERARDO VILLARREAL MORALES	299´299,905 (two hundred ninety-nine million, two hundred ninety-nine thousand, nine hundred five) which represent 0.70% (zero point seventy percent) of the votes present

EVERARDO ELIZONDO ALMAGUER	279´558,431 (two hundred seventy-nine million, five hundred fifty-eight thousand, four hundred thirty-one) which represent 0.65% (zero point sixty-five percent) of the votes present

GABRIEL JARAMILLO SANINT	272´782,261 (two hundred seventy-two million, seven hundred eighty-two thousand, two hundred sixty-one) which represent 0.64% (zero point sixty-four percent) of the votes present

SEVENTH: The appointment on an individual basis of each of the following persons as President, Secretary and Alternate Secretary of the Audit Committee of Cemex’s Board of Directors is approved, respectively, the latter two without being members of such Committee:

	Position	Votes Against

RAMIRO GERARDO VILLARREAL MORALES	President	299´299,905 (two hundred ninety-nine million, two hundred ninety-nine thousand, nine hundred five) which represent 0.70% (zero point seventy percent) of the votes present

ROGER SALDAÑA MADERO	Secretary	47´332,217 (forty-seven million, three hundred thirty-two thousand, two hundred seventeen) which represent 0.11% (zero point eleven percent) of the votes present

GUILLERMO FRANCISCO HERNÁNDEZ MORALES	Alternate Secretary	42´498,801 (forty-two million, four hundred ninety-eight thousand, eight hundred one) which represent 0.10% (zero point ten percent) of the votes present

In relation to the Sixth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

EIGHTH: The appointment on an individual basis of each of the following persons as members of the Corporate Practices and Finance Committee of Cemex’s Board of Directors is approved:

Board Member	Votes Against

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	568´670,622 (five hundred sixty-eight million, six hundred seventy thousand, six hundred twenty-two) which represent 1.33% (one point thirty-three percent) of the votes present

RODOLFO GARCÍA MURIEL	579´127,202 (five hundred seventy-nine million, one hundred twenty-seven thousand, two hundred two) which represent 1.35% (one point thirty-five percent) of the votes present

ISAURO ALFARO ALVAREZ	187´251,304 (one hundred eighty-seven million, two hundred fifty-one thousand, three hundred four) which represent 0.44% (zero point forty-four percent) of the votes present

NINTH: The appointment on an individual basis of each of the following persons as President, Secretary and Alternate Secretary of the Corporate Practices and Finance Committee of Cemex’s Board of Directors is approved, respectively, the latter two without being members of such Committee:

	Position	Votes Against
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	President	568´670,622 (five hundred sixty-eight million, six hundred seventy thousand, six hundred twenty-two) which represent 1.33% (one point thirty-three percent) of the votes present

ROGER SALDAÑA MADERO	Secretary	11´492,398 eleven million, four hundred ninety-two thousand, three hundred ninety-eight) which represent 0.03% (zero point zero three percent) of the votes present

GUILLERMO FRANCISCO HERNÁNDEZ MORALES	Alternate Secretary	15´719,852 (fifteen million, seven hundred nineteen thousand, eight hundred fifty-two) which represent 0.04% (zero point zero four percent) of the votes present

In relation to the Seventh Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

TENTH: The appointment on an individual basis of each of the following persons as members of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors is approved:

Board Member	Votes Against
ARMANDO J. GARCÍA SEGOVIA	380´485,251 (three hundred eighty million, four hundred eighty-five thousand, two hundred fifty-one) which represent 0.89% (zero point eighty-nine percent) of the votes present

MARCELO ZAMBRANO LOZANO	213´140,545 (two hundred thirteen million, one hundred forty thousand, five hundred forty-five) which represent 0.05% (zero point fifty percent) of the votes present

ISABEL MARÍA AGUILERA NAVARRO	62´650,442 (sixty-two million, six hundred fifty thousand, four hundred forty-two) which represent 0.15% (zero point fifteen percent) of the votes present

MARÍA DE LOURDES MELGAR PALACIOS	61´868,472 (sixty-one million, eight hundred sixty-eight thousand, four hundred seventy-two) which represent 0.14% (zero point fourteen percent) of the votes present

ELEVENTH: The appointment on an individual basis of each of the following persons as President, Secretary and Alternate Secretary of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors is approved, respectively, the latter two without being members of such Committee:

	Position	Votes Against
ARMANDO J. GARCÍA SEGOVIA	President	380´485,251 (three hundred eighty million, four hundred eighty-five thousand, two hundred fifty-one) which represent 0.89% (zero point eighty-nine percent) of the votes present

ROGER SALDAÑA MADERO	Secretary	12´787,748 (twelve million, seven hundred eighty-seven thousand, seven hundred forty-eight) which represent 0.03% (zero point zero three percent) of the votes present

GUILLERMO FRANCISCO HERNÁNDEZ MORALES	Alternate Secretary	17´100,192 (seventeen million, one hundred thousand, one hundred ninety-two) which represent 0.04% (zero point zero four percent) of the votes present

In relation to the Eighth Item on the Agenda, by majority vote in favor and with the opposing vote of 6´135,090 (six million, one hundred thirty-five thousand, ninety) shares which represent 0.01% (zero point zero one percent) of the votes present, the following Resolution was adopted:

TWELFTH: Considering that the accumulated inflation in Mexico was 4.21% (four point twenty-one percent), it is approved that the compensation to be paid for attending the meetings of Cemex’s Board of Directors and its Committees for the period 2025-2026 shall be increased by a similar percentage, to be, in a gross amount and before taxes, in the amount of MXN $566,000.00 (five hundred sixty-six thousand Mexican pesos 00/100) for each of the Directors per Board of Directors meeting attended, and in the amount of MXN $136,000.00 (one hundred thirty-six thousand Mexican pesos 00/100) for each of the members of the Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity Committees of the Board of Directors per each Committee meeting attended. The members of the committees created by the Board of Directors will receive at most the same compensation as the members of the Audit, Corporate Practices and Finance and Sustainability, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity Committees of the Board of Directors.

In relation to the Ninth Item on the Agenda, by majority vote in favor and with the opposing vote of 2´625,120 (two million, six hundred twenty-five thousand, one hundred twenty) shares which represent 0.01% (zero point zero one percent) of the votes present, the following Resolution was adopted:

THIRTEENTH: MR. ROGELIO ZAMBRANO LOZANO, MR. JAIME MUGUIRO DOMÍNGUEZ, MR. ROGER SALDAÑA MADERO, and MR. GUILLERMO FRANCISCO HERNÁNDEZ MORALES are appointed to appear, jointly or separately, before a Notary Public of their choice to record the minutes of this Shareholders Meeting, to formalize and execute, in due time, the Resolutions adopted and cause their registration in the corresponding Public Registry of Commerce (Registro Público de Comercio), if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 26, 2025	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller